SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

02 March 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 2 March 2012
                re:  Director/PDMR Shareholding

                                                                                                                                                          2 March 2012

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ORDINARY SHARES OF THE GROUP OF 10P EACH ("SHARES")

The Group announced on 30 March 2011 that the deferred bonus awards for 2010 granted under the Lloyds Banking Group Deferred Bonus Plan 2008 would vest in tranches over the period September 2011 to September 2014 and be released in Shares.

In this respect, the Group announces that on 2 March 2012 after the settlement of income tax and national insurance contributions, the individuals listed in the table below received the number of Shares as set out by their name. The Shares were acquired for nil consideration.

Name	Shares
J Colombás	22,476
M Fisher	84,483
A Lorenzo	46,236
J Maltby	14,770
D Nicholson	12,201
A Risley	14,099

This announcement is made pursuant to Disclosure and Transparency Rule 3.1.4. The transactions took place in the UK and the shares are listed on the London Stock Exchange.

For further information:

Press Office
Ed Petter, Group Media Relations                                          +44 (0)20 89365655
Email: Edward.Petter@lloydsbanking.com

Investor Relations
Kate O'Neill                                                                          +44 (0)20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date: 02 March 2012